EXHIBIT 99.1

Montreal, Québec – June 22, 2021	TSX:NSR

NOMAD ESTABLISHES AT-THE-MARKET EQUITY PROGRAM

Not for distribution to U.S. news wire services or dissemination in the United States

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR) has established an at-the-market (“ATM”) equity program allowing Nomad to issue and sell up to US $50 million common shares from treasury (the “Common Shares”) to the public from time to time at the Company’s sole discretion and at the prevailing market price. Sales of the Common Shares under the ATM program will be made pursuant to the terms of an equity distribution agreement dated June 22, 2021 with a syndicate of agents led by Cormark Securities Inc. (the “Agents”). The volume and timing of distributions under the ATM program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations.

The Company currently intends to use the net proceeds, if any, from the ATM program to fund acquisitions, including new accretive acquisitions of streams or royalties, repay indebtedness and for working capital and general corporate purposes. In addition to its cash on hand and its revolving credit facility, the ATM program provides Nomad with a tool, as needed, to efficiently access the capital markets in order to continue execute on its growth strategy. Management of the Company will have discretion with respect to the actual use of the net proceeds of the ATM program.

All Common Shares sold pursuant to the ATM will be sold through the Toronto Stock Exchange or sales made directly on the TSX, or on any other recognized “marketplace” in Canada within the meaning of National Instrument 21-101 – Marketplace Operation in Canada, at prices related to prevailing market price at the time of sale. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

In connection with the ATM, Nomad has filed a prospectus supplement dated June 22, 2021 (the “Prospectus Supplement”) with the securities regulatory authorities in each of the provinces of Canada, which supplements the Company’s short form base shelf prospectus dated September 30, 2020 (the “Base Shelf Prospectus”). A copy of the Prospectus Supplement and Base Shelf Prospectus are available on our SEDAR profile at www.sedar.com. Alternatively, a copy of the Prospectus Supplement and accompanying Base Shelf Prospectus are available upon request by contacting Cormark Securities Inc., Attention: Equity Capital Markets, by e-mail at ecm@cormark.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of, the securities under the ATM program in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

1

For more information about Nomad, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd. 500-1275 ave. des Canadiens-de-Montréal
Montréal (Québec) H3B 0G4	nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements with respect to the future issuance of common shares sold under the ATM program; the aggregate gross proceeds of the ATM program; and the use of proceeds from any sales of common shares under the ATM program. Although Nomad believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. Nomad cautions investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, Nomad may not sell any of the common shares or may raise less than the maximum offering amount under the ATM program; management has broad discretion in the use of proceeds from the ATM program; compliance with regulatory requirements;; the liquidity and market price of the common shares; Nomad’s capital requirements may exceed its current expectations; and other risk factors described in Nomad’s annual information form for the fiscal year ended December 31, 2020, Form 40-F annual report and other filings with the Canadian securities regulators and the United States Securities and Exchange Commission, which may be viewed under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

2